600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

December 13, 2006

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Comverge, Inc. Form S-1 Amendment No. 1 File No. 333-137813 Filed November 16, 2006

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2006, with respect to the Company’s Form S-1 Amendment No. 1 (File No. 333-137813) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.) Tracey A. Zaccone (King & Spalding LLP)

Austin     Beijing     Dallas     Houston     London     Los Angeles     New York     The Woodlands     Washington, DC

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

Form S-1 Amendment No. 1

General

1.	Refer to prior comment 2.

•	At page 59, your source material cites Harbor Research for the 60% figure, not the Electric Power Research Institute. Please reconcile.

•	At page 59, your source identified as the Energy Information Agency is called “Energy Information Administration” in the source materials.

•	At page 61, tell us how your source materials support the 12,000 megawatt figure.

Response:

In response to each bullet point:

•	We have revised the document on page 60 in response to this comment to change the source to Harbor Research, Inc.

•	We have revised the document on page 60 in response to this comment to properly reflect the name of “Energy Information Administration” as the source of the information.

•	We have revised the document on page 62 in response to this comment to clarify the potential new VPC market. In the year 2001, there were 107 million households in the U.S., with 55% of them having central air conditioning. (See page 1 of Tab 1 supplementally provided with this response letter - Energy Information Administration statistics.) With a capacity usage of one kilowatt per device, the total available market is therefore 58,850 megawatts. We deduct from this amount 8,970 megawatts currently delivered through demand response programs, which leaves an approximate total addressable VPC market of 50,000 megawatts. Using an industry-accepted market penetration rate of between 20% and 40% results in an additional 10,000 to 20,000 megawatts being available to us.

Summary

Company Overview, page 1

2.

Revise the first sentence where you state that your products “enable electric utilities to increase available electric capacity during periods of peak energy demand” to explain that this increase occurs because your products manage demand by decreasing energy consumption to customers who participate in programs offered

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

by some utility companies. We also note that you use the term “provide capacity” throughout the prospectus when it appears that it would be more accurate to use the term “curtail demand” or “reduce energy consumption.” Please advise.

Response:

We have revised the document on page 1 (and elsewhere in the document where conforming changes have been made) in response to this comment to explain that the increases in peak capacity occur through decreases in energy consumption. However, for the reasons discussed below, we believe that the phrase “provide capacity” as used in the document is a more accurate and comprehensive description of our business.

Our Customers Characterize Demand Response as a “Capacity” Resource

We refer you to two of our previously filed material contracts with the Independent System Operator (“ISO”) for New England (Exhibits 10.4 and 10.5). We note that the ISO is a quasi-government agency that operates under the authority of the Federal Energy Regulatory Commission. The agreements are titled (by the ISO): “Agreement for Supplemental Installed Capacity” (emphasis added). More generally, our Virtual Peaking Capacity (“VPC”) contracts are patterned after standard power purchase agreements designed by the Edison Electric Institute and used extensively in supply-side independent power markets.

Another VPC client, PacifiCorp, utilized our VPC program 23 times in 2006 for economic, not emergency, reasons. In other words, they created capacity by running the VPC program, which enabled the utility to sell that capacity at a profit in the electricity spot market.

In addition, we are aware of at least 11 all-source requests for proposals issued by electric utilities since 2003 that interchangeably sought or are seeking demand side and supply side resources to alleviate capacity issues as well as transmission and distribution constraints. For example, we were recently notified by the Public Service Company of New Mexico that we were a winning bidder in its May 2006 “Request for Proposals for Capacity Supply from Demand Side Resources” (emphasis added). Thus, our electric utility customers believe that we are providing them capacity.

Regulators and Industry Associations Characterize Demand Response as a “Capacity” Resource

The electric utility industry defines “capacity” as any resource, including a peaking resource, with the ability to perform if called upon by electricity providers or regulators charged with ensuring the reliability of the grid. A peaking resource, which is a resource available for peak periods of electricity demand, is further defined as either “spinning” or “non-spinning” capacity depending on its response characteristics. A spinning capacity resource must be capable of responding within 1 minute of operational

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

dispatch. A non-spinning resource must respond to an operational dispatch within 10 minutes of being called. Although historically these designations have pertained to generating assets, the resource provided by our VPC program is capable of responding within one minute and accordingly, has been classified as spinning capacity in at least one state, Utah, and by three regional reliability organizations. Other North American reliability organizations such as Independent System Operators and Regional Transmission Organizations have characterized demand response resources as spinning, non-spinning and supplemental capacity as shown in the table below. (See page 100 of Tab 11 supplementally provided with our response letter dated November 17, 2006 – Assessment of Demand Response and Advanced Metering, Federal Energy Regulatory Commission, August 2006.) Most importantly, however, is that they all characterize demand response as a capacity resource, just like a peak power generating facility. It is also important to consider that our VPC resources are classified as a resource before they are dispatched and that we are compensated by our utility customers for our ability to respond to a dispatch order to provide capacity whether or not we are ever called on to do so.

The Department of Energy also characterizes incentive-based demand response programs as capacity programs. In a recent report to the U.S. Congress, the DOE defined programs such as our VPC programs as “Capacity Market Programs” where customers offer load curtailments as system capacity to replace conventional generating or delivery resources. (See page 12 of Tab 13 supplementally provided with our response letter dated November 17, 2006 – Benefits of Demand Responses in Electricity Markets and Recommendations for Achieving Them (February 2006).)

Conclusion

Since 2002, we have extensively marketed our VPC program to our customer base, educating them on the advantage of paying for capacity through demand response products and services as an alternative to investing in supply-side resources. As a result, our trademarked program name, VPC, is now widely

4

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

known and understood in our industry. It means virtual peaking capacity. We believe that this effort has given us a significant competitive advantage in the marketplace and goes to the very core of our Alternative Energy Resources Group’s VPC business model. In fact, our entire VPC value proposition is built on the premise that electric utility customers only pay for measured and verified capacity that we deliver through the operation of our VPC program.

3.	Include the substance of your response to prior comment 7 in your disclosure under the “Business” section.

Response:

We have revised the document on page 59 in response to this comment by including the information from our response to prior comment 7.

4.	Revise the last two sentences of the second paragraph to state the percentage of residential customers who currently have demand response devices installed in their homes generally and how many of those have your devices installed. Also disclose how many utilities offer this program to residential customers and what percentage of their residential customers agree to have metering systems installed when the program is made available to them.

Response:

We have revised the document on page 1 in response to this comment to state the percentage of residential customers who currently have demand response devices installed and the percentage of those customers who have our devices. However, we have not included statistics related to the adoption of metering systems and the percentage of customers that agree to have those systems because metering systems are generally not related to the use of demand response as highlighted by these statistics. Advanced metering and demand response systems are, today, separate systems. Thus, the statistics that we have provided on the adoption and penetration of demand response products clearly exemplifies the adoption of this technology.

5.	In order to balance your disclosure and to give potential investors a complete picture of the industry, expand to discuss the current trends described on pages xii and xiii of the DOE report provided under tab no. 13, including the size of the market in 2004, stated as a percentage of total peak demand, and the declining market since 1996 and the reasons for the decline. Also, your disclosure states “approximately 10,000 megawatts,” whereas the source materials cited indicates 8,976 MW in 2004. Please reconcile.

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

Response:

We have revised the document on pages 58 and 59 in response to this comment to expand the disclosure to discuss the trends set forth in the DOE report. We have included statistics on the percentage of homes with demand response devices and have reconciled the statistics illustrating the decline from 1996 to 2004. For support of the industry information set forth in the revised portion of the document, please see (1) page 27 of Tab 13 supplementally provided with our response letter dated November 17, 2006 – Benefits of Demand Responses in Electricity Markets and Recommendations for Achieving Them (February 2006), (2) page 4 of Tab 2 supplementally provided with this response letter – Energy Efficiency: Challenges and Opportunities for the Private Sector Investor and (3) page 63 of Tab 3 supplementally provided with this response letter – Outlook and Evaluation of Demand Response by UtiliPoint International Inc.

In addition, we have revised the references throughout the document from “approximately 10,000 megawatts” to “approximately 8,970 megawatts.”

6.	Clarify in the third paragraph whether there are programs operating that are similar to yours but do not include residential customers.

Response:

We have revised the document on page 2 in response to this comment to state that there are contracts for programs similar to ours that are operating for commercial and industrial classes.

7.	Define “significant revenues,” as used in the first paragraph on page 2. Explain why you believe your VPC programs are described as having “strong acceptance” when you currently have three customers.

Response:

We have revised the document on page 2 in response to this comment to quantify the term “significant revenues.”

We currently have multiple proposals outstanding in response to requests of electric utilities for the procurement of over 700 megawatts of VPC programs. We have been notified by two utilities, the Public Service Company of New Mexico and Newmarket Hydro of Ontario, Canada, that we were selected as a winning bidder and are currently negotiating VPC contracts that we expect to finalize in the first quarter of 2007. In addition, we have been notified by three additional utilities, Arizona Public Service, Pacific Gas & Electric and Nevada Power, that we have been short-listed for VPC contract consideration and are in active dialogue with them to design and negotiate a VPC program. Furthermore, our sales pipeline of prospective purchasers of capacity under our VPC programs

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

comprise approximately 20 different utilities and over 3,000 megawatts of capacity. For these reasons, we believe that VPC programs are being strongly accepted by our customers.

8.	If you retain the “estimated payments” disclosure in the summary on page 2, balance the disclosure by cautioning investors that it is subject to a number of assumptions and either list the assumptions or cross reference to the related risk factor.

Response:

We have revised the document on page 2 in response to this comment by including a caution to investors that our estimated payments are subject to certain risks and assumptions, which are cross-referenced.

Market Opportunities, page 2

9.	In the first paragraph explain in further detail why you believe you operate in the segment of “alternative energy resources,” since it appears that your products fall entirely within the other two segments mentioned. We also note that the related explanation under the caption Alternative Energy Resources at page 60 does not appear to provide any support for your assertion of the “recent” generally accepted redefining of that term to include your products. Also, please note that when we issue comments regarding disclosure in the summary, you should comply with those comments throughout the prospectus where similar disclosure appears. Please revise.

Response:

As stated in on page 61 of the document, Alternative Energy Resources are any resources that create system capacity without the use of traditional fossil fuel-based sources as a primary energy source. (Please see our response to comment 2 for an explanation of how our VPC program creates capacity.) These Alternative Energy Resources have traditionally included wind generation, solar, geothermal, hydro-electric and other resources that do not create harmful emissions to the environment. Like these other resources, our VPC program also is not a fossil fuel-based capacity resource.

Resources that are classified into the Alternative Energy Resource segment have the following two general attributes:

1.

They are dispatchable and may operate as an ancillary service resource. Ancillary services are those functions performed by electrical generating, transmission, system-control and distribution system equipment and personnel to support the basic services of generating capacity, energy supply and power delivery. (See page 1 of Tab 4 supplementally provided with this

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

response letter – Ancillary Services, Eric Hirst and Brendan Kirby, Oak Ridge National Laboratory.) As such, the capacity of these resources must be capable of being dispatched and utilized (like generation) in order to provide ancillary system services. Otherwise, they are not classified as a “resource” for the system operators of the electric grid.

2.	They have a possible positive environmental impact. The resources must provide the electrical capacity to the overall power grid by utilizing non-conventional fossil fuel sources and create the opportunity for a positive environmental impact.

Dispatchability:

The capacity resources provided by our VPC program are dispatchable by system operators to respond to system reliability requirements similar to hydroelectric or geothermal generation resources and can provide excess system capacity for short (i.e., minutes) and long (i.e., hours) durations. According to the Federal Energy Regulatory Commission report on demand response, it classified demand response resources as capable of supporting ancillary services through spinning or non-spinning reserve capacity. The table included in response to comment 1 illustrates the various markets within North America that allow demand response products to participate as a form of ancillary service, provided that it qualifies and is measured against these requirements.

Positive Environmental Impact:

Resources provided using demand response systems have recently been identified as being capable of providing positive environmental impacts. The Department of Energy report on demand response has identified that demand response resources in general create a positive environmental impact through “reduced emissions in systems with high-polluting peaking generation.” (See page 27 of Tab 13 supplementally provided with our response letter dated November 17, 2005 –

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

Benefits of Demand Response in Electricity Markets and Recommendations for Achieving Them, A report to the United States Congress pursuant to Section 1252 of the Energy Policy Act of 2005, February 2006.) Similar to the comparison with other forms of alternative energy, it is hard to quantify the exact positive environmental impact except on a case-by-case basis. A report developed by Synapse Energy Economics for the Environmental Protection Agency illustrated the positive environmental impact provided by the use of demand response resources in New England. (See page 20 of Tab 5 supplementally provided with this response letter – Modeling Demand Response and Air Emissions in New England, September 2003.) A graphical depiction of the impact is below:

Summary:

Alternative Energy Resources such as solar, wind turbines, geothermal, hydro-electric and demand response resources are all characterized by the same attributes, which have been endorsed by recent studies and reports.

In some specific cases, individual states have recognized that the combination and inclusion of all forms of alternative energy is a powerful and important concept. For example, the State of Pennsylvania passed State Act 213 – Implementation of the Alternative Energy Portfolio Standards Act of 2004. The Act in general requires that an annually increasing percentage of electricity sold to retail customers in Pennsylvania be derived from alternative energy resources. The Act defines Alternative Energy Resources as including solar, wind-generated energy, geothermal, hydro-electric, biomass generation, land-mass methane generation, demand response and demand side management resources, among others.

This “recent” movement within the legislative process highlights our assertion of the recent adoption of demand response within the framework of Alternative Energy Resources. The federal government has also recently recognized the

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

value of demand response as an alternative energy resource through its positive environmental impact and value to the market as a dispatchable resource. In October 2006, Commissioner John Wellinghoff of the FERC spoke about these aspects and specifically identified “Reduction in Emissions” as one of the top 10 reasons to implement demand response. The Commissioner later recognized the value of demand response in providing ancillary services and system regulation to the grid. (See page 6 of Tab 6 supplementally provided with this response letter –Demand Response: The Next Resource, October 4, 2006.)

For these reasons, we have included our VPC program as an element of the Alternative Energy Resources segment. We recognize that this is a recent evolution in the market and have qualified it as such on pages 3 and 61 of the document in response to this comment.

10.	It is not clear why you cite the Clean Edge report, which makes little or no mention of your technology in its definition and analysis of the clean energy market. Also, since your technology makes up a tiny fraction of the clean energy sector, revise the disclosure to only include statistics that are relevant to your product market. In that regard, disclose how you calculated the “current addressable market” of $6.1 billion for your products, and explain what that term means.

Response:

We have referenced the Clean Edge report as a source of market information for the alternative energy resources segment of the clean energy market. As discussed in response to comment 9, we have classified a broad range of resources within the Alternative Energy Resources segment based on the attributes of dispatchability and positive environmental impacts. Our VPC program is classified within this segment. The Clean Edge report provides a reliable source of market information on the relevant size and rate of spending within this market segment for similar resources.

We have revised the document on page 3 in response to this comment to describe our addressable market and how we calculated the $6.1 billion.

Comverge Competitive Strengths, page 2

11.	Please revise in response to each point in the first bullet point of prior comment 14.

Response:

We have revised the document on page 3 in response to this comment to clarify what our equipment actually does.

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

12.	As previously requested, state the percentage of utility residential customers who participate in the VPC programs.

Response:

We have revised the document on page 3 in response to this comment to include the percentage of utility residential customers who participate in our VPC programs. (See page 63 of Tab 3 supplementally provided with this response letter – Outlook and Evaluation of Demand Response.)

13.	It is not clear where you responded to the third bullet point of prior comment 14 seeking your current market share in terms of percentage of residential customers. Also, reconcile your description of a “large and growing” market opportunity with the DOE report conclusions. Please revise.

Response:

We have revised the document on page 3 in response to this comment to clarify our current market share in terms of residential customers and to explain the basis for the “large and growing” market opportunity. (For industry support, see page 63 of Tab 3 supplementally provided with this response letter – Outlook and Evaluation of Demand Response, UtiliPoint International Inc., June 10, 2005.)

Our failure to meet product development and commercialization milestones…, page 14

14.	If the delays and customer dissatisfactory described in the first paragraph are related to your long-term contracts, expand page 4 to discuss them.

Response:

The long-term contract that we provided as an example in the risk factor relating to customer dissatisfaction is for a fixed number of units to be delivered and is not limited by time. Accordingly, delays and customer dissatisfaction in connection with that contract have no impact on estimated payments from long-term contracts as disclosed on page 5. Thus, we do not believe that any such disclosure is appropriate on page 5.

Dilution, page 29

15.	Refer to prior comment 26 and your response. It is not clear where you addressed the dilutive effect of anticipated stock awards. Please revise.

Response:

We have revised the document on page 31 in response to this comment to clarify the dilutive effect of anticipated stock awards.

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

16.	We note your additional disclosure on page 30. Also explain how the information in the table at the bottom of page 29 would change assuming full exercise.

Response:

We submit that the first full paragraph on page 30 of the document explains how the information in the table at the bottom of page 28 would change assuming the exercise of the underwriters’ over-allotment in full. In that paragraph, we state how the over-allotment exercise would affect the number and percentages of shares held by new investors and existing stockholders.

Management’s Discussion, page 32

Alternative Energy Resources Group Revenues, page 37

17.	In the first paragraph hereunder you refer to current revenues from outsourced programs. In the first paragraph on page 35, you indicate these programs resulted in deferred revenues of $2.1 million at 9/30/06. Please revise to clarify why these programs have both deferred and current revenues.

Response:

We have revised the document on page 36 in response to this comment to clarify why the revenue recognition for these programs results in both deferred and current revenues.

18.	We note you also refer to the VPC contracts as “outsourced” programs elsewhere, such as the second full paragraph on page 63. Please revise as needed to clarify the distinction you draw between the two of them.

Response:

We have revised the document on pages 36, 38 and 72 in response to this comment to refer only to the VPC contracts as “outsourced” and refer to the programs whereby the utility owns the underlying load control assets as “program management services.”

Smart Grid Offerings, page 57

19.	We reissue prior comment 37 in part. It is unclear where you responded to the second and third sentences.

Response:

We have revised the document on page 58 in response to this comment to include a more detailed description of the term demand response and to remove the reference to “which is enough to provide electricity for six million homes” to

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

minimize confusion. Please see our response to comment 2 for a detailed explanation of the methods and context under which our solutions provide capacity.

Our currently Outstanding Convertible Preferred Stock, page 94

20.	Please disclose by series the number of shares of preferred stock that are currently outstanding.

Response:

We have revised the document on page 96 in response to this comment to disclose information pertaining to the number of shares of outstanding preferred stock per series.

Financial Statements, page F-1

Note 15, Stock-Based Compensation, page F-52

21.	You disclose that the estimated fair value of your common shares was “in part” based on valuations performed by an independent valuation firm. Please make disclosure about the other factors you considered in determining the fair value of your common shares. Clarify the relative weight assigned to the other factors versus the independent valuation.

Response:

We have revised the document on page F-28 in response to this comment to delete the reference to “in part.” We have revised the document on page F-54 to disclose the other factors considered in determining the fair value of the shares of common stock after June 30, 2006.

22.	Please provide us a complete history of your pricing discussions with underwriters beginning with the initial discussions in May 2006. Provide us a reconciliation of the factors responsible for any significant differences between those pricing discussions and the common stock fair values used for stock compensation purposes. Please also provide a history of the expected timing of the offering, including explanation of the reasons for any delays.

Response:

The information set forth below has not been adjusted for the reverse stock split described in the Registration Statement.

In connection with the selection of underwriters for the Company’s initial public offering (the “Offering”), representatives from the Company interviewed nine investment banking firms in May 2006, four of which are set forth on the cover of

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

the prospectus. At these meetings, preliminary estimated ranges for the valuation of the Company were discussed with each of the investment banking firms based on: (1) information provided to the investment banking firms by the Company, (2) prevailing economic and stock market conditions, (3) the market valuations of publicly traded companies that the investment banking firms and the Company believed to be comparable to the Company and (4) the expected timeline for the Offering. Subsequent to those meetings, on June 20, 2006, the Company selected Citigroup as lead underwriter for the Offering and Cowen and Company, RBC Capital Markets and Pacific Growth Equities, LLC as co-managing underwriters.

In connection with the Offering, in May 2006, representatives of Citigroup Global Markets Inc. met with certain members of management of the Company to discuss preliminary estimated ranges for the valuation of the Company. At this meeting, based on information provided to Citigroup by the Company, prevailing economic and stock market conditions and market valuations of publicly traded companies that Citigroup and the Company believed to be comparable to the Company, Citigroup estimated a pre-Offering fully distributed equity value for the Company of between $207 million and $259 million, which implied a pre-Offering fully distributed valuation range of between $6.98 and $8.73 per share. Other investment banking firms interviewed by the Company estimated ranges of value that were higher or lower than the range proposed by Citigroup, but the Company believed that the Citigroup estimate accurately reflected the projected fair value (at the offering date) of the Company.

From time to time following May 2006, representatives of the Company have had informal discussions with representatives of Citigroup regarding estimated ranges for the valuation of the Company, including discussions about economic and stock market conditions and market valuations of publicly traded companies that Citigroup and the Company believed to be comparable to the Company. In October 2006, representatives of Citigroup met with certain members of management of the Company and the board of directors of the Company at a regularly scheduled board meeting to discuss estimated ranges for the valuation of the Company. At this meeting, based on information provided to Citigroup by the Company, the then-current economic and stock market conditions and market valuations of publicly traded companies that Citigroup and the Company believed to be comparable to the Company, Citigroup estimated a pre-Offering fully distributed equity value for the Company of between $210 million and $260 million, which implied a pre-Offering fully distributed valuation range of between $7.07 and $8.76 per share.

Citigroup has not yet communicated to representatives of the Company the proposed valuation of the Company to be included in any amendment to the Form S-1.

The enterprise value of the Company used in determining the fair value of the common stock for stock compensation purposes was $118.6 million, as

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

determined by Duff & Phelps LLC in their valuation report as of June 30, 2006. Factors that are responsible for the difference in the enterprise value as of June 30, 2006 and the valuation ranges discussed above as part of the valuation discussions held with Citigroup, since the beginning of the Offering process, include the following:

1.	Duff & Phelps LLC calculated the $118.6 million enterprise value as of June 30, 2006 by using an average of the market approach and the income approach. Duff & Phelps LLC used an option-pricing model to determine the fair value of the common stock based on that enterprise value. The enterprise value utilizing the market approach was $137 million, calculated when Duff & Phelps LLC applied a 3.25 multiple on 2006 estimated revenue and a 3.0 multiple on estimated 2007 revenue and took the average of those results. The income approach resulted in a lower enterprise value of $100.1 million.

The mid-point of the valuation range calculated by Citigroup ($235 million) utilized a 4.6 multiple on 2007 estimated revenue. The use of different multiples on different revenue bases (2006 vs. 2007), especially for a growth company, accounted for a significant portion of the difference in values.

With the offering expected to occur in 2007, the offering price will be based on multiples of revenue and earning estimates for 2007 and 2008. Duff & Phelps LLC’s evaluation of the enterprise value at June 30, 2006 reflected different periods under consideration;

2.	Execution of additional long-term VPC contracts in late 2006 or early 2007 is expected to significantly increase our expected revenue and earnings in future years. There is market momentum behind the Clean Energy sector and the potential growth for demand response programs and long-term VPC contracts; and

3.	Given the growth in the Clean Energy sector and Clean Energy initiatives, investors expect that utilities will increase spending on our smart grid products and services, which will assist the utility in cost effectively providing energy during periods of peak demand.

The Company and the underwriters conducted an organizational meeting on June 26, 2006. At this meeting, representatives of the Company and the underwriters discussed, subject to then-current economic and stock market conditions and other factors, the possibility of commencing the Offering during the fourth quarter of 2006. The filing of the initial registration statement relating to the Offering was delayed as representatives of the Company and PricewaterhouseCoopers (“PwC”), independent auditors for the Company, worked with the Staff to pre-clear the revenue recognition treatment of the Company’s VPC contracts. Timing was also delayed in July 2006 as the Company’s audit committee engaged PwC to

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

complete a full financial statement audit of the Company’s financial statements as of and for the six months ended June 30, 2006. The Company determined to conduct the audit to further identify and remediate prior to the commencement of the Offering certain material weaknesses previously identified by PwC. Based on the results of this audit, in August 2006, representatives of Citigroup, the co-managing underwriters named on the cover of the prospectus and members of management discussed the revised timing of the Offering. At this time, representatives of the underwriters and members of management of the Company concluded that, assuming an initial filing of the registration statement relating to the Offering with the Staff in early September 2006, and based on then-current economic and stock market conditions, the Offering would commence as soon as practicable following the comment process with the Staff on or about January 2007. In this regard, the Company and the underwriters anticipate commencing the Offering as soon as practicable after all of the Staff’s comments are addressed to the satisfaction of the Staff on or about January 22, 2007.

23.	We see that you sold preferred stock convertible to common stock on a one-to-one basis in February and March 2006 at $5 per share. We also see that you assigned a fair value of $.41 to your common shares in February 2006. Please tell us how you valued the various features of the preferred shares in concluding that $5 was the fair value of a preferred share. Provide us a quantified reconciliation of the fair value of the features of the preferred shares and bridge the gap to the $.41 fair value attributed to your common shares at that time.

Response:

We supplementally advise the Staff that the fair value of $0.41 per share assigned to our common stock on February 6, 2006 was the accounting measurement date for shares which were granted by our Board of Directors on December 8, 2005. The issuance of these awards related to the hiring of a new employee whose employment commenced on February 6, 2006. In determining the fair value of $0.41, we took into consideration the $0.41 from the Duff & Phelps LLC report as of December 31, 2005, coupled with the lack of any other significant Company-specific valuation events between December 8, 2005 and February 6, 2006. The $0.41 per share value was determined by Duff & Phelps LLC applying concepts from the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” including Chapter 10: Valuation of Preferred Stock Versus Common Stock.

On February 14, 2006, we entered into a strategic marketing alliance with a large strategic investor, which was expected to serve as a catalyst for us to expand our product offerings into the larger commercial and industrial market. In connection with executing the strategic marketing alliance with a large strategic investor, that investor led the Series C round of convertible preferred stock at $5.00 per share by purchasing 45% of the shares offered. Management does not know how the strategic investor valued the various components of the preferred stock in

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

evaluating the purchase price of $5.00 per share; however, there was a strategic component to their evaluation as a result of the strategic marketing alliance agreement that was entered into, and such investment was an arm’s length transaction.

Duff & Phelps LLC did not value the classes of preferred stock separately, so no specific value has been assigned to the various components of preferred stock. Because third-party investors purchased the preferred stock in arm’s length transactions, we have not quantified the fair value of the preferred stock features that investors have applied in making their investment decisions. Listed below are some of the differences in the rights, preferences and privileges between the common stock and the preferred stock.

1.	Liquidation preferences – Upon liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive the first payments totaling 1.5 times their original investment. After payment of that amount, proceeds are shared with common stockholders until the holders of the preferred shares have received a total of 5 times their original investment. With over $40 million of preferred stock investments, the first $60 million of proceeds would be paid to the holders of the preferred shares before the common stockholders received any payments.

2.	Anti-dilution rights – The holders of the preferred stock have received anti-dilution adjustments to reduce dilution in the event that the Company issues additional equity securities. The common stockholders have no such anti-dilution rights.

3.	Dividends – The holders of the preferred stock are entitled to an 8% dividend before the common stockholders are entitled to receive dividend payments.

4.	Board of Directors – The holders of the preferred stock have the right to elect three members to our Board of Directors.

5.	Protective provisions – Consent of 66 2/3% of the then-outstanding preferred stock is required to alter or change the rights, preferences or privileges of the preferred stock.

24.	Please tell us why you believe a linear progression of increases in common stock fair value is appropriate from June 30, 2006. Tell us about and fully describe the business and other factors on which the increases in the common stock fair value estimates are based.

Response:

We supplementally advise the Staff that management’s historical practice has been to have a common stock appraisal performed by Duff & Phelps LLC at least

Comverge, Inc.

Form S-1 Amendment No. 1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 5, 2006

annually or in conjunction with new rounds of preferred stock issuances. Between June 30, 2006 and September 30, 2006, there have been no valuation events that would result in a significant increase in price. No significant new customers have been added recently nor have any new product offerings been launched. In addition, no new VPC contracts have been entered into (a significant driver of enterprise value). The management team has been in place since February of this year. There have been no material press releases or material events recently.

In the absence of notable valuation events, we have determined that a linear progression of increases in common stock value is therefore appropriate from June 30, 2006 to the date of the offering. Therefore, we have projected an offering price of $6.63 per share as of the expected commencement date of the Offering. Solely for share valuation purposes, we have projected that the Offering would commence either February 1, 2007 or April 1, 2007, and accordingly, have utilized the average date of March 1, 2007 as the expected commencement date. The per share price was based on the pre-Offering fully distributed valuation range of between $7.07 and $8.76 per share provided by Citigroup to our Board of Directors at the October 2006 meeting discussed above. We applied a 15% initial public offering discount to the mid-point of the pre-Offering fully distributed per share range and utilized the current fully diluted shares outstanding to calculate the $6.63 per share projected Offering price.

Through the fourth quarter of 2006 and the date the registration statement becomes effective, if there is a notable valuation event, management will accordingly determine the impact of such event on our enterprise value and modify the fair value of our common stock on a prospective basis. In the absence of such an event, we believe that the linear progression between our last independent valuation and our expected offering price is a reasonable method by which to estimate the fair market value of our common stock.

25.	Please note that we will delay our assessment of your accounting for stock-based compensation until inclusion of the estimated offering price in the filing.

Response:

We understand that you will delay assessment of our accounting for stock-based compensation until inclusion of the estimated offering price in the filing.

Request for Confidential Treatment

26.	We will furnish comments on your application when our review is completed.

Response:

We will await any comments on our request for confidential treatment.